

DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

June 6, 2003

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549



Dear Sirs/Mesdames:

Re: New Release dated June 6, 2003

Enclosed is a copy of our News Release dated June 6, 2003 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001



DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

June 6, 2003 TSX Venture: DTA

WO BLOCK, LAC DE GRAS, NWT – UPDATE

WO9 – 7 Additional Priority Targets

Dentonia Resources Ltd. ("Dentonia"), a 1/3 equity shareholder in DHK Diamonds Inc., a private NWT company, has been advised by Archon Minerals Limited ("Archon") that an exploration program, under the direction of Dr. Stu Blusson, completed one (1) 75 ft. diamond drill hole from the ice during May.

This hole was located at the center of a bay, with a water depth of 12 ft., part of a small lake, commenced in granite and was stopped in granite.

A diamond drill hole, completed last summer, located to the south of this particular hole and drilled towards the center of the bay, at a 47° dip angle, intercepted kimberlite over a length of 127 ft. from 157 ft. to 284 ft., and was stopped in kimberlite.

The configuration of the two drill holes indicates that the kimberlite body dips under granite to the north, significantly, toward the center of the large Falcon gravity anomaly. It now appears that the kimberlite is larger than expected, with most of it being outside the lake. This will be tested at the beginning of the summer drill program that will include drilling of at least 7 additional priority targets throughout the WO claim block.

The WO9 kimberlite and associated geophysical anomalies, i.e. e.m., magnetic, and gravity, are located about 6,900 ft. (2,100m) west-southwest of kimberlites DO27 and DO18, about 650 ft. (200m) to 750 ft. (230m) north of DO29N and DO29S; all these kimberlites are diamondiferous to various degrees.

DO27

A re-evaluation of the results of the DO27 kimberlite is in progress.

The contributing participants in the WO claim block are BHP Billiton Diamonds Inc. – 38.475%; DHK Diamonds Inc. – 28.80% (equally owned by Dentonia, Horseshoe, and Kettle River); Archon Minerals Limited – 16.475%; Aberex Minerals Ltd. – 9.75%; and SouthernEra Resources Limited – 6.50% (Kennecott retained a 1% and Aberex 0.3% gross overriding royalty).

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"
Adolf A. Petancic, President